BioHarvest Sciences Amended Insider Trading Policy

Rehovot, Israel – August 13, 2025 –BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV0) (“BioHarvest” or the “Company”), a company pioneering its patented Botanical Synthesis technology platform, announces today that the board of directors has adopted an amended insider trading policy (the “Amended Insider Trading Policy”) to make the trading window a more reasonable period of time. The trading window under the Amended Insider Trading Policy opens after the close of trading on the second full trading day following the widespread public release of our quarterly or year-end operating results and closes fifteen (15) calendar days before the due date (which date does not include any available extension periods) of any of the Company’s quarterly or year-end operating results.

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management's current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHST does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations

+1 (604) 622-1186

info@bioharvest.com